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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

RIO VISTA ENERGY PARTNERS L.P.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
767271109
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS ING Groep N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,283,394 [See Note in Item 4]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,283,394 [See Note in Item 4]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,283,394 [See Note in Item 4]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.30% [See Note in Item 4]

12	TYPE OF REPORTING PERSON

	HC

Page 2 of 9 Pages

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS ING Life Insurance and Annuity Company [1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Connecticut

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,283,394 [See Note in Item 4]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,283,394 [See Note in Item 4]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,283,394 [See Note in Item 4]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.30% [See Note in Item 4]

12	TYPE OF REPORTING PERSON

	IC/CO
1    ING Life Insurance and Annuity Company is a wholly owned indirect subsidiary of ING Groep N.V.

Page 3 of 9 Pages

CUSIP No.	767271109
Item 1(a). Name of Issuer:
Rio Vista Energy Partners L.P.
Item 1(b). Address of Issuer’s Principal Executive Offices:
1313 E. Alton Gloor Blvd.
Suite J
Brownsville, Texas 78526
Item 2(a). Name of Person Filing:
ING Groep N.V.
ING Life Insurance and Annuity Company
Item 2(b). Address of Principal Business Office or, if None, Residence:
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands
ING Life Insurance and Annuity Company
One Orange Way
Windsor, Connecticut 06095-4774
Item 2(c). Citizenship:
See item 4 on Page 2
See item 4 on Page 3
Item 2(d). Title of Class of Securities:
Common Units
Item 2(e). CUSIP Number:
767271109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)

(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

Page 4 of 9 Pages

CUSIP No.	767271109

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.
Item 4. Ownership. 2
(a)	Amount beneficially owned:
See item 9 on Page 2
See item 9 on Page 3
(b)	Percent of class:
See item 11 on Page 2
See item 11 on Page 3
2   Ownership is calculated on the basis of the currently exercisable portion of a warrant issued by the Issuer to TCW Energy Funds X Holdings, L.P. (“Holdings”). ING Life Insurance and Annuity Company (“ILIAC”) holds a 6.81556% equity interest in Holdings.
TCW Asset Management Company (“TAMCO”) serves as discretionary investment manager to ILIAC with regard to its investment in Holdings pursuant to an Amended and Restated Investment Management and Custody Agreement dated as of December 3, 2004 among ILIAC, TAMCO and Trust Company of the West. If the warrant were exercised, ILIAC and TAMCO would have shared power to vote (or direct the vote) and dispose of (or direct the disposition of) common units of Rio Vista.
The warrant provides that Holdings may, until a demand loan (“Demand Loan”) advanced by an affiliate of Holdings is repaid in full, purchase common units in the Issuer in an amount determined by dividing the outstanding principal amount then owed on the Demand Loan by an exercise price equal to the lower of (A) $13.33 per common unit, and (B) 90% multiplied by the average of the closing prices for a common unit for the 20 trading days immediately preceding the date of Holdings’ election to exercise. In addition, as of November 19, 2008, Holdings has the right to convert debt owed by the Issuer under a senior credit facility (“Credit Facility”), net of the Demand Loan, but including accrued interest and expenses on the remaining principal amount, into additional common units of the Issuer at a price equal to 90% of the 20-day average trading price of such units preceding the election to convert. As of November 30, 2008, Holdings had the right to convert $2.25 million under the terms of the Demand Loan and $23.26 million under the terms of the Credit Facility. Holdings did not elect to convert any portion of either the Demand Loan or the Credit Facility at that time. Assuming that Holdings had made an election to convert all of the outstanding amounts under the Credit Facility and the Demand Note, as of December 31, 2008, Holdings would have been entitled to receive 33,502,660 common units, equaling 92.38% of the total, as calculated in accordance with the rules under Section 13(d). Assuming that Holdings had made an election to convert all of the outstanding amounts under the Credit Facility and the Demand Note as of December 31, 2008, ILIAC’s indirect interest in the warrant would have entitled it to receive an indirect interest in 2,283,394 common units, equaling 6.30% of the total, as calculated in accordance with the rules under Section 13(d).

Page 5 of 9 Pages

CUSIP No.	767271109
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See item 5 on Page 2
See item 5 on Page 3

(ii)	Shared power to vote or to direct the vote:

See item 6 on Page 2
See item 6 on Page 3

(iii)	Sole power to dispose or to direct the disposition of:

See item 7 on Page 2
See item 7 on Page 3

(iv)	Shared power to dispose or to direct the disposition of:

See item 8 on Page 2
See item 8 on Page 3
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certification.
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 9 Pages

CUSIP No.	767271109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009 (Date) ING GROEP N.V.
By:	/s/ Just A.M. Emke-Petrelluzzi Bojanic
(Signature)

Just A.M. Emke-Petrelluzzi Bojanic Compliance Officer (Name/Title)

By:	/s/ Rob M. Fischmann
(Signature)

Rob M. Fischmann Manager Compliance Netherlands (Name/Title)

Page 7 of 9 Pages

CUSIP No.	767271109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009 (Date) ING LIFE INSURANCE AND ANNUITY COMPANY
By:	/s/ David S. Pendergrass
(Signature)

David S. Pendergrass Senior Vice President & Treasurer (Name/Title)

By:	/s/ Boyd Combs
(Signature)

Boyd Combs Senior Vice President, Tax (Name/Title)

Page 8 of 9 Pages

CUSIP No.	767271109
Exhibit A to Schedule 13G
Joint Filing Agreement
Pursuant to Rule 13d-1(k)
The undersigned persons (the “Reporting Persons”) hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by ING Groep N.V.
Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: February 17, 2009 ING GROEP N.V.
By:	/s/ Just A.M. Emke-Petrelluzzi Bojanic
	Name:	Just A.M. Emke-Petrelluzzi Bojanic
	Title:	Compliance Officer

By:	/s/ Rob M. Fischmann
	Name:	Rob M. Fischmann
	Title:	Manager Compliance Netherlands

ING LIFE INSURANCE AND ANNUITY COMPANY
By:	/s/ David S. Pendergrass
	Name:	David S. Pendergrass
	Title:	Senior Vice President & Treasurer

By:	/s/ Boyd Combs
	Name:	Boyd Combs
	Title:	Senior Vice President, Tax

Page 9 of 9 Pages